Metalico, Inc.
186 North Avenue East
Cranford, New Jersey 07016
(908) 497-9610

October 21, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549-7010

Attention:	John Cash

Accountant Branch Chief

Re:	Metalico, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 14, 2013

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Filed August 9, 2013

Definitive Proxy Statement on Schedule 14A

Filed April 25, 2013

File No. 1-32453

Dear Mr. Cash:

Metalico, Inc. (“Metalico” or the “Company”) is in receipt of your letter of October 18, 2013 setting forth the comments of the Securities and Exchange Commission (the “Commission”) to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2012 (the “10-K”), Quarterly Report on Form 10-Q for the Fiscal Quarter ended June 30, 2013 (the “10-Q”), and Definitive Proxy Statement on Schedule 14A filed on April 25, 2013 (the “Proxy Statement”).

Please be advised that the Company intends to submit its responses on or before November 22, 2013. We appreciate the Commission’s consent to this extension.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 21, 2013

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

Sincerely yours,

/S/ KEVIN WHALEN
Kevin Whalen
Senior Vice President and Chief Financial Officer